UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NeuBase Therapeutics, Inc.
(Name of Issuer)

Common stock, par value $0.0001
(Title of Class of Securities)

64132K201
(CUSIP Number)

Barry Shiff, 2828 Bathurst Street, Suite 400, Toronto, Canada M6B-3A7, 416-453-7832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 64132K201

(1)	Names of reporting persons: Symetryx Corporation

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization: Ontario, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power: 0

	(8)	Shared voting power: 0

	(9)	Sole dispositive power: 0

	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person 0

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 0*

(14)	Type of reporting person (see instructions): CO

CUSIP 64132K201

(1)	Names of reporting persons: Barry Shiff

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Toronto, Ontario, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 109,508

	(8)	Shared voting power 0

	(9)	Sole dispositive power 109,508

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 109,508

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 3.5%*

(14)	Type of reporting person (see instructions) IN

*	Percent of class is based on 3,729,206 shares of Common Stock issued and outstanding as of September 8, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of NeuBase Therapeutics, Inc.

CUSIP 64132K201

(1)	Names of reporting persons Aleta Shiff

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Toronto, Ontario, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 80,973

	(8)	Shared voting power 0

	(9)	Sole dispositive power 80,973

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 80,973

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 2.5%*

(14)	Type of reporting person (see instructions) IN

*	Percent of class is based on 3,729,206 shares of Common Stock issued and outstanding as of September 8, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of NeuBase Therapeutics, Inc.

Explanatory Note: This Amendment 2 to Schedule 13D (“Amendment 2”) amends the Schedule 13D dated August 30, 2023, (the “Original Schedule 13D” as amended by Amendment 1 to Schedule 13D dated September 13, 2023 (“Amendment 1”), collectively with this Amendment 2, the “Schedule 13D”), and is being filed by Symetryx Corporation, an Ontario, Canada corporation, Aleta Shiff, and Barry Shiff (collectively “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of NeuBase Therapeutics, Inc. (“Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D. Except as set forth in this Amendment 2, the Original Schedule 13D as amended by Amendment 1 is unmodified.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is amended by revising the following paragraphs.

(a) Aleta Shiff and Barry Shiff do not intend to purchase additional shares of Common Stock of Issuer. Aleta Shiff and Barry Shiff intend to sell their shares of Common Stock of Issuer.

(b) The Reporting Persons proposed a potential merger candidate to Issuer. The Reporting Persons no longer intend to have any communications with Issuer regarding a merger or other extraordinary business transaction.

(d) An owner and an employee of Symetryx have spoken with Issuer’s Chief Executive Officer and Chief Financial Officer regarding adding a person proposed by Symetryx to Issuer’s Board of Directors. The Reporting Persons considered Issuer’s offer to consider adding a person proposed by the Reporting Persons to Issuer’s Board of Directors. The Reporting Persons no longer intend to propose a nominee to Issuer’s Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended by revising the following paragraphs.

(a) Pursuant to the definition of “group” in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Reporting Persons may be deemed to beneficially own the shares of Common Stock of Issuer beneficially owned by each other. To the best of the Reporting Persons’ knowledge, based solely upon information provided to Symetryx by the Chief Financial Officer of Issuer as to the number of shares of Common Stock issued and outstanding as of September 8, 2023, the aggregate beneficial ownership of the Reporting Persons equates to approximately 192,481 shares of Common Stock of Issuer in the aggregate, or approximately 5.2% of the total number of shares of Common Stock outstanding. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate number and percentage of outstanding shares of Common Stock of Issuer that are beneficially owned by each of the Reporting Persons as of September 8, 2023.

(c) Exhibit 99.1 Purchases and Sales by Reporting Persons of Shares of Common Stock of Issuer filed with the Original 13D is hereby incorporated by reference. Since filing the Original Schedule 13D with the SEC on August 31, 2023, the Symetryx Corporation executed the following purchase and sales shares of Common Stock of Issuer on the Nasdaq Stock Market:

(i) September 1, 2023, purchased 61,076 shares at $0.98 per share.

(ii) September 7, 2023, sold 74,852 shares at $1.80 per share.

(iii) September 8, 2023, sold 128,847 shares at $1.53 per share.

(iv) September 11, 2023, sold 3,376 shares at $1.53 per share.

(v) September 14, 2023, sold 129,108 shares at $1.44 per share.

(vi) September 15, 2023, sold 103,337 shares at $1.26 per share.

(vii) September 18, 2023, sold 50,000 shares at $1.19 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of September 20, 2023.

SYMETRYX CORPORATION

By:	/s/ Barry Shiff
Barry Shiff, President

/s/ Barry Shiff
Barry Shiff, an individual

/s/ Aleta Shiff
Aleta Shiff, an individual